UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No._______) *

Syneron Medical Ltd.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

M87245102
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1 (b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the ACT but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	M87245102

1.	Names of Reporting Persons. Brandes Investment Partners, L.P.
I.R.S. Identification Nos. of above persons (entities only). 33-0704072

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐

(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of	5.	Sole Voting Power
Shares Bene-
ficially owned	6.	Shared Voting Power	1,545,417
by Each
Reporting	7.	Sole Dispositive Power
Person With:
	8.	Shared Dispositive Power	2,164,137

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,164,137

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.13%

12.	Type of Reporting Person (See Instructions) IA, PN

CUSIP No.	M87245102

1.	Names of Reporting Persons. Brandes Investment Partners, Inc.
I.R.S. Identification Nos. of above persons (entities only). 33-0090873

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐

(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization California

Number of	5.	Sole Voting Power
Shares Bene-
ficially owned	6.	Shared Voting Power	1,545,417
by Each
Reporting	7.	Sole Dispositive Power
Person With:
	8.	Shared Dispositive Power	2,164,137

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,164,137 shares are deemed to be beneficially owned by Brandes Investment Partners, Inc., as a control person of the investment adviser. Brandes Investment Partners, Inc. disclaims any direct ownership of the shares reported in this Schedule 13G, except for an amount that is substantially less than one per cent of the number of shares reported herein.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.13%

12.	Type of Reporting Person (See Instructions) CO, OO (Control Person)

CUSIP No.	M87245102

1.	Names of Reporting Persons. Brandes Worldwide Holdings, L.P.
I.R.S. Identification Nos. of above persons (entities only). 33-0836630

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐

(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of	5.	Sole Voting Power	1,545,417
Shares Bene-
ficially owned	6.	Shared Voting Power
by Each
Reporting	7.	Sole Dispositive Power
Person With:
	8.	Shared Dispositive Power	2,164,137

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,164,137 shares are deemed to be beneficially owned by Brandes Worldwide Holdings, L.P., as a control person of the investment adviser. Brandes Worldwide Holdings, L.P. disclaims any direct ownership of the shares reported in this Schedule 13G.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.13%

12.	Type of Reporting Person (See Instructions) PN, OO (Control Person)

CUSIP No.	M87245102

1.	Names of Reporting Persons. Charles H. Brandes
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐

(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization USA

Number of	5.	Sole Voting Power	1,545,417
Shares Bene-
ficially owned	6.	Shared Voting Power
by Each
Reporting	7.	Sole Dispositive Power
Person With:
	8.	Shared Dispositive Power	2,164,137

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,164,137 shares are deemed to be beneficially owned by Charles H. Brandes, a control person of the investment adviser. Mr. Brandes disclaims any direct ownership of the shares reported in this Schedule 13G, except for an amount that is substantially less than one per cent of the number of shares reported herein.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.13%

12.	Type of Reporting Person (See Instructions) IN, OO (Control Person)

Item 1(a)	Name of Issuer:
Syneron Medical Ltd.

Item 1(b)	Address of Issuer’s Principal Executive Offices:
Industrial Zone, Tavor Building 4, P.O. Box 550, Yokneam Illit, 20692, Israel
Item 2(a)	Name of Person Filing:
(i)	Brandes Investment Partners, L.P.

(ii)	Brandes Investment Partners, Inc.

(iii)	Brandes Worldwide Holdings, L.P.

(iv)	Charles H. Brandes

Item 2(b)	Address of Principal Business office or, if None, Residence:
(i)	11988 El Camino Real, Suite 600, San Diego, CA 92130

(ii)	11988 El Camino Real, Suite 600, San Diego, CA 92130

(iii)	11988 El Camino Real, Suite 600, San Diego, CA 92130

(iv)	11988 El Camino Real, Suite 600, San Diego, CA 92130

Item 2(c)	Citizenship
(i)	Delaware

(ii)	California

(iii)	Delaware

(iv)	USA

Item 2(d)	Title of Class Securities:

Common Shares

Item 2(e)	CUSIP Number:

M87245102

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☑	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

This statement is filed by Brandes Investment Partners, L.P., an investment adviser registered under the Investment Advisers Act of 1940, its control persons and its holding company. (See, also, Exhibit A.)

Item 4.	Ownership:
(a)	Amount Beneficially Owned: 2,164,137

(b)	Percent of Class: 6.13%

(c)	Number of shares as to which the joint filers have:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 1,545,417

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 2,164,137

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following ☐. N/A
Item 6.	Ownership of More than Five Percent on Behalf of Another Person. N/A
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
N/A
Item 8.	Identification and Classification of Members of the Group.
See Exhibit A
Item 9.	Notice of Dissolution of Group.
N/A
Item 10.	Certification:

(a)	The following certification shall be included if the statement is filed pursuant to § 240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2014

BRANDES INVESTMENT PARTNERS, L.P.

By:	/s/ Ian Rose
Ian Rose as Attorney-In-Fact for
Charles H. Brandes, President of
Brandes Investment Partners, Inc., its General Partner

BRANDES INVESTMENT PARTNERS, INC.

By:	/s/ Ian Rose
Ian Rose as Attorney-In-Fact for
Charles H. Brandes, President

BRANDES WORLDWIDE HOLDINGS, L.P.

By:	/s/ Ian Rose
Ian Rose as Attorney-In-Fact for
Charles H. Brandes, President of
Brandes Investment Partners, Inc., its General Partner

By:	/s/ Ian Rose
Ian Rose as Attorney-In-Fact for
Charles H. Brandes, Control Person

EXHIBITS

Exhibit A is incorporated by reference to Exhibit A of Schedule 13G for Homex Development Corp. filed January 7, 2014.

Exhibit B is incorporated by reference to Exhibit B of Schedule 13G for Schedule 13G for Homex Development Corp. filed January 7, 2014.

Exhibit C is incorporated by reference to Exhibit B of Schedule 13D for AsiaInfo-Linkage Inc. filed August 7, 2013.

Exhibit D is incorporated by reference to Exhibit C of Schedule 13D for AsiaInfo-Linkage Inc. filed August 7, 2013.